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                                 April 17, 2002


Securities and Exchange Commission
Mail Stop 11-3
450 Fifth Street N.W.
Washington, D.C. 20549

Gentlemen:

We were previously principal accountants for Broadview Media, Inc. and on May 21, 2001, we reported on the consolidated financial statements of Broadview Media, Inc. and Subsidiary (Broadview) as of and for the two years ended March 31, 2001. On April 11, 2002, we were replaced as principal accountants of Broadview. We have read Item 4 of Form 8-K dated April 11, 2002 of Broadview and are in agreement with the statements contained in paragraphs (a) (i), (ii), and
(iv) on page 2 therein. We have no basis to agree or disagree with other statements of the registrant contained therein.

Very truly yours,




/s/ Boulay, Heutmaker, Zibell & Co. P.L.L.P
Certified Public Accountants